                        [KIRKLAND & ELLIS LLP LETTERHEAD]

                              153 East 53rd Street
                            New York, New York 10022

     Joshua N. Korff
To Call Writer Directly:           212-446-4800            Facsimile:
      212 446-4943                                        212-446-4900
   jkorff@kirkland.com           www.kirkland.com


                                February 13, 2007


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:  William Bennett
            Robert Carroll
            Kathleen Krebs
            Kyle Moffatt
            Larry Spirgel

      Re:   CLEARWIRE CORPORATION
            AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED JANUARY 29, 2007

Ladies and Gentlemen:

            On behalf of our client, Clearwire Corporation, a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for your reference a complete copy of the above-captioned Amendment No. 3 to the Registration Statement on Form S-1 of the Company (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on February 13, 2007 A copy of Amendment No. 3 to the Form S-1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

            The Registration Statement reflects certain revisions in response to the comments in the letter to Mr. Broady R. Hodder, the Company's Vice President and General Counsel, dated February 12, 2007 from the staff of the Commission (the "Staff") regarding the Company's Registration Statement on Form S-1 filed December 19, 2006, as amended by Amendment No. 1 to the Registration Statement on Form S-1 filed on January 8, 2007 and as further amended by Amendment No. 2 to the Registration Statement filed on January 29, 2007. In addition, the Registration Statement updates certain of the disclosures contained in Amendment No. 2 to the Registration Statement.



London       Los Angeles      New York       San Francisco      Washington, D.C.

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Clearwire Corporation
February 13, 2007
Page 2


            We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Dollar amounts are in thousands unless otherwise stated herein.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                             OF OPERATIONS, PAGE 32

                    OVERVIEW AND RECENT DEVELOPMENTS, PAGE 32

1. STAFF'S COMMENT: You allude to launching additional markets in the fourth paragraph. Specifically, identify these markets and the anticipated launch schedule.

      RESPONSE: We respectfully advise the Staff that the Company does not believe that the identity of additional markets or the anticipated launch schedule of such additional markets is material information for investors and would require the Company to reveal trade secrets. The Company does believe that the increase in its covered population due to the launch of additional markets is material and has disclosed such information on page 32.

2. STAFF'S COMMENT: Please quantify the amount of marketing expense that Intel is committed to spend as you achieve certain network deployment milestones and identify what these milestones are. Disclose as well the portion of revenues received from subscribers that you have agreed to share with Intel.

      RESPONSE: We respectfully advise the Staff that the Company is considering the Staff's request to include the amount of marketing expense that Intel is committed to spend on the Mobile WiMAX service and/or enabled devices and the Company will respond in its next amendment.

      We respectfully advise the Staff that the Company believes that the specific percentage of revenue that it has agreed to share with Intel from subscribers using Intel mobile computing devices is not material information for investors as such devices do not currently exist, so no revenue is currently generated from such devices. In addition, the Company believes that current disclosure provides investors with a sufficient understanding of the terms of the Company's future obligations to Intel when revenues from subscribers using Intel mobile computing devices exist.

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Clearwire Corporation
February 13, 2007
Page 3


3. STAFF'S COMMENT: Reference is made to the second paragraph on page 33 where you discuss the sale of NextNet to Motorola and your selection of Motorola as your vendor. The basis for your assertion that selling NextNet to Motorola and choosing Motorola as your vendor will increase the likelihood of your successful migration to mobile WiMAX technologies is not clear. Please elaborate.

      RESPONSE: Please be advised that the Company has revised the disclosure on page 33 in response to the Staff's comment.

                    LIQUIDITY AND CAPITAL RESOURCES, PAGE 40

4. STAFF'S COMMENT: We requested in prior comment 12 that you provide quantified disclosure as to what your liquidity and capital resources requirements will be over the next twelve months. You provided this information exclusive of spectrum acquisition costs, although this facet of your plan of operations has historically been material. Explain why you have excluded it or disclose what it will be over the next 12 months.

      RESPONSE: The Company respectfully advises the Staff that it is not possible to determine our spectrum acquisition costs over the next twelve months because we cannot predict when licensed spectrum will become available or, if it becomes available, the price or other terms upon which we would be able to acquire it, if at all. Please be advised that the Company has revised the disclosure on page 40 to disclose this information.

SIGNIFICANT FACTORS, ASSUMPTIONS, AND METHODOLOGIES USED IN DETERMINING THE FAIR
                       VALUE OF OUR CAPITAL STOCK, PAGE 48

5. STAFF'S COMMENT: Please refer to prior comment 13. Quantify each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. In addition, disclose the reasons for any variance between your stock valuation and the expected initial public offering range for any stock options issued.

      RESPONSE: Please be advised that the Company has updated the Registration Statement to include the estimated initial offering price range of $23.00 to $25.00 per share and reflected this range in its discussion of the valuation of its common stock. Using the mid-point of this range, $24.00 per share, this pricing represents a 33.3% premium above the $18 per share fair value used in the calculation of the fair value of the latest issued options, which were granted on October 11, 2006. The Company believes that $18 per share represents the best estimate of the fair value of its common stock on that date as a privately held entity.

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Clearwire Corporation
February 13, 2007
Page 4


      Under the guidance of paragraph 182(b) of the AICPA's practice aid, Valuation of Privately Held Company Equity Securities Issued as Compensation; the Company has disclosed each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial offering price range. As part of this disclosure it has included information regarding the various sales of its capital stock for cash to unrelated third parties including the dates of each transaction. While these sales provided the Company with the most significant evidence as to the fair value of its common stock, the Company further disclosed other factors it evaluated, including such factors as new markets launched, which are disclosed in more detail in other sections of the Registration Statement.

      For the period since the last option grant to the date of the Company's initial filing, the Company has provided even greater disclosure as to each significant factor that contributed to the difference between the estimate of fair value at that grant date and the Company's estimated initial public offering price range. On page 50, the Company has disclosed that, during the period, the Company launched two significant domestic markets, increased the total number of estimated persons covered by its network by approximately 53.6%, increased the Company's number of subscribers by approximately 27.8% and acquired additional spectrum, which increased the Company's overall spectrum position by approximately 27.7%. Finally the Company has disclosed that it believes that listing on a public securities exchange will itself increase the value of its common stock by eliminating the non-marketability discount due to the illiquid nature of private company equity securities.

      While using comparisons to comparable companies pre and post an initial public offering and other industry data it may be possible to quantify an estimate of the liquidity premium that may result from listing on a public securities exchange, the Company has no reliable means of quantifying the value increase attributable to any one of the significant factors in isolation. The Company believes that its enterprise value has increased as a result of all of these factors in the aggregate and that any estimate of the individual impact of any one factor would be unsubstantiated and unsupportable.

      The Company believes that it has disclosed the information suggested by the AICPA Practice Guide.

                  COMPENSATION DISCUSSION AND ANALYSIS, PAGE 83

6. STAFF'S COMMENT: Please update the third paragraph and all tabular disclosure to the end of the last completed fiscal year.

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Clearwire Corporation
February 13, 2007
Page 5


      RESPONSE: Please be advised that the Company has revised the disclosure on pages 83 and 86 in response to the Staff's comment. In addition, we respectfully advise the Staff that all other tabular disclosure has been updated to the end of the last completed fiscal year.

                             AUDIT REPORT, PAGE F-2

7. STAFF'S COMMENT: Please delete the preamble to the audit report and to the independent accountant's consent prior effectiveness.

      RESPONSE: The preamble to the audit report and to the independent accountants consent will be deleted prior to effectiveness.

                 CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-6

8. STAFF'S COMMENT: Please explain the reasons for the changes in the Consolidated Statements of Cash Flows for the nine month period ended September 30, 2006. Tell us what led to the changes. If the changes are due to control weaknesses tell us why you have not disclosed the weakness in the Control and Procedures item.



      RESPONSE: Please be advised that the change in the Consolidated Statement of Cash Flows for the nine month period ended September 30, 2006 is primarily a result of a reclassification of cash flows related to leased spectrum assets from investing to operating activities. Please be advised that the Company has revised Note 18 to its consolidated financial statements and pages 13 and 53 to the Registration Statement to provide the reasons for these changes. This reclassification is a result of the same material weakness identified in connection with financial reporting and complex accounting. The Company believes that it has specifically addressed its control weaknesses related to financial reporting and complex accounting on pages 52 and 53 and will further respond regarding its progress on remediation initiatives in the next amendment.


                    NOTE 3 STRATEGIC TRANSACTIONS, PAGE F-14

                               NEXTNET, PAGE F-14

9. STAFF'S COMMENT: Refer to your response to comment 18. Provide us your calculation supporting that the results of operations of NextNet are only material at the 2% level. Also, summarize for us the results of operations of NextNet per a major line item (i.e. revenues, operating expenses, income before income taxes). Your summary should include the results of operations for the year ended December 31, 2005 and the period ended September 30, 2006.

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Clearwire Corporation
February 13, 2007
Page 6


      RESPONSE: Please see Exhibit A attached hereto for the calculation supporting the income test and Exhibit B also attached hereto for a summary of the results of operations for NextNet for each major line item for the year ended December 31, 2005 and the period ended September 30, 2006.



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Clearwire Corporation
February 13, 2007
Page 7


      We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4943.


                                              Sincerely,


                                              /s/ Joshua N. Korff
                                              ----------------------------------
                                              Joshua N. Korff







Enclosure


cc: Broady R. Hodder, Vice President and General Counsel, Clearwire Corporation Larry Hile, Deloitte & Touche LLP
     Marcus J. Williams, Davis Wright Tremaine LLP
     William H. Hinman, Jr., Simpson Thacher & Bartlett LLP
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                                                                       Exhibit A

                                  Income Test

Below is the Company's calculation which supports that the sale of NextNet is not a significant disposition under Rule 1-02(w).


(dollars in thousands)
Income test:
  NextNet's loss before income taxes for fiscal year 2005 ...................   5,626 e
  Clearwire's consolidated loss before income taxes for fiscal year 2005 .... 138,491 f
  Clearwire's consolidated loss excluding NextNet before income taxes for fiscal year 2005 ..................................................... 132,865 g=f+e
  NextNet percentage of consolidated loss before income taxes for fiscal year 2005 ......................................................... 4% =e/g [less than]10%

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                                                                       Exhibit B






                          Summary of Income Statements

The results of NextNet per major line item are as follows (in thousands):

                                          9/30/2006         12/31/2005
                                       --------------     --------------
Revenues.............................       32,583             25,003
Operating expenses...................       36,107             30,619
Loss before income taxes.............       (3,524)            (5,616)
Net loss.............................       (3,372)            (5,626)